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CUSIP NO. 723684 10 6             SCHEDULE 13G                       Page 1 of 4


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                             The Pioneer Group, Inc.
                                (Name of Issuer)

                     Common Stock, $.10 par value per share
                         (Title of Class of Securities)


                                   723684 10 6
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement |X|. A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

This information is the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (Continued on following pages)


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-------------------------                              -------------------------
  CUSIP No. 723684 10 6           SCHEDULE 13G           Page 2 of 4 Pages
--------------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      John F. Cogan, Jr.
--------------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
  3.  SEC USE ONLY                                                          [ ]

--------------------------------------------------------------------------------
  4.  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                5.   SOLE VOTING POWER

                     817,529
 NUMBER OF      ----------------------------------------------------------------
   SHARES       6.   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY           96,717
    EACH        ----------------------------------------------------------------
 REPORTING      7.   SOLE DISPOSITIVE POWER
   PERSON
    WITH             587,529
                ----------------------------------------------------------------
                8.   SHARED DISPOSITIVE POWER

                     326,717
--------------------------------------------------------------------------------
  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      914,246
--------------------------------------------------------------------------------
 10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
 11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      14.8%
--------------------------------------------------------------------------------
 12.  TYPE OF REPORTING PERSON

      IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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  CUSIP No. 723684 10 6           SCHEDULE 13G           Page 3 of 4 Pages
--------------------------------------------------------------------------------

Item 1
------

         (a)      The Pioneer Group, Inc.

         (b)      60 State Street
                  Boston, Massachusetts 02109

Item 2
------

         (a)      John F. Cogan, Jr.

         (b)      60 State Street
                  Boston, Massachusetts 02109

         (c)      Mr. Cogan is a United States citizen

         (d)      Common Stock, $.10 par value

         (e)      723684106

Item 3
------

                  Not Applicable.

Item 4
------

         (a) See item 9 on page 2 for information with respect to the Reporting Person's beneficial ownership.*



-------------------------------

* Of the shares beneficially owned by the Reporting Person, 879,502 were either acquired solely for investment purposes during 1979 or as a result of subsequent stock dividends. Mr. Cogan initially obtained shares of the issuer in respect of a distribution of the issuer's stock by its parent, Pioneer Western Corporation, and in exchange for shares of Pioneer Western Corporation that he owned prior to the date of such distribution. The balance of 34,744 shares reported in item 9 on page 2 were acquired by trusts of which Mr. Cogan serves as a trustee. While through inadvertence no Schedule 13G was ever filed, the Reporting Person's record and beneficial ownership of the issuer's shares has been reported in the issuer's proxy statements in every year since 1980. Moreover, the Reporting Person has filed all related Forms 4 under Section 16(a) since the issuer's Form 10 registration became effective in 1980.


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-------------------------                              -------------------------
  CUSIP No. 723684 10 6           SCHEDULE 13G           Page 4 of 4 Pages
--------------------------------------------------------------------------------


         (b) See item 11 on page 2 for information with respect to the percentage of the class of securities owned beneficially by the Reporting Person.

         (c) See items 5 to 8 on page 2 for information with respect to the voting and dispositive authority of the Reporting Person.

Item 5
------

                  Not Applicable.

Item 6
------

                  Not Applicable.

Item 7
------

                  Not Applicable.

Item 8
------

                  Not Applicable.

Item 9
------

                  Not Applicable.

Item 10
-------

                  Not Applicable.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    DATED: February 13, 1992


                                    /s/ John F. Cogan, Jr.
                                    --------------------------------
                                    John F. Cogan, Jr.